Longevity Acquisition Corp.

Yongda International Tower No. 2277

Longyang Road, Pudong District, Shanghai

People’s Republic of China

August 24, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: John Reynolds

Re:	Longevity Acquisition Corp.
Registration Statement on Form S-1
Filed August 8, 2018, as amended
File No. 333-226699

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Longevity Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, August 28, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Matthew Chen
Matthew Chen
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP